BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is August 13, 2010.

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	August 17, 2010

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Yukon-Nevada Gold Corp. closes a senior secured note financing.

5.	Full Description of Material Change

The Company is pleased to announce that it has closed a Senior Secured Note financing, issuing US$25,000,000 principal amount senior secured notes (the “Notes”) and 25,000,000 common share purchase warrants (the “Warrants”), raising gross proceeds of US$25,000,000. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.40 per share for a period of three years following closing.

The Notes have a maturity date of December 31, 2012 and are secured by a charge over all the assets of the Company’s wholly owned subsidiaries, Queenstake Resources Ltd. (“QRL”) and Queenstake Resources U.S.A. Inc. (“Queenstake US”) as well as a share pledge over all shares in QRL and Queenstake US. The Notes will be repaid through monthly cash instalments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges) beginning September 2010. The Company has guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes.

The Notes and Warrants are transferable, subject to compliance with Canadian securities laws and neither the Notes nor the Warrants have not been, nor will be, registered under the United States Securities Act of 1933, as amended. The Notes and Warrants are subject to a hold period expiring December 14, 2010.

In connection with the closing, a finder’s fee in the amount of 4% of the gross proceeds raised is payable in shares of the Company.

The proceeds from the sale of the Notes will be used to assist with the development of the Jerritt Canyon Gold Project and for working capital purposes. This will include re-stocking the warehouse with spare parts to assist sustainable plant operation and acquiring plant and equipment toward the re-opening of the SSX-Steer underground mine complex.

The Notes and the Warrants and the common shares issuable upon exercise of the Warrants will be subject to a hold period of four months and one day from the date of closing of the Note financing. A commission in the form of shares of the Company will be payable on the closing of the Note financing.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 18th day of August, 2010.

“Robert F. Baldock”
Robert F. Baldock, President and CEO